Exhibit 99.1

Hi everyone,

My name is Lauren Zakarian-Cogswell and I am a Director here on the Masterworks acquisitions team.

We are happy to bring you a new offering on the Masterworks platform, a painting by the late artist, Matthew Wong. The Canadian painter was known for his energetic landscapes and interior scenes reminiscent of Post-impressionist artists such as Vincent van Gogh and Edouard Vuillard.

In the wake of the artist’s passing in 2019 at the young age of 35, Wong’s market has seen significant price growth and the artist has been the subject of several notable institutional shows. In October 2022, the Dallas Museum of Art opened, “The Realm of Appearances,” the first retrospective and U.S. museum exhibition devoted to Wong’s work.

To provide investment quality offerings by the artist, our acquisitions team has reviewed nearly 25 examples of Wong’s works from around the world, many of which are priced in the excess of $1 million. Of these examples, this is the second that we have selected to be offered on the Masterworks platform.

Executed in 2019, the year of the artist’s death, the offering is entitled “xMxixlxix’xsx xCxoxrxnxexrx.” The Painting depicts a lush, abstracted landscape painted with thick impasto brushstrokes that create a sense of movement and fill the compositional space.

As of January 2023, examples similar in scale and execution to the Painting have sold in excess of $700,000 at auction. Recent examples include: “Arcadia” (2017), which sold for $805,000 at Christie’s, London in March of 2022, “Nature’s Church” (2017), which sold for just under $1.2 million at Phillips, Hong Kong in November of 2021, and “The Recluse” (2017), which sold for $700,000 at Sotheby’s, Hong Kong in April of 2021.

Between July 2020 to May 2022, auction sales of similar works to our offering have increased at an estimated annualized appreciation rate of 55.3%.